

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720 December 29, 2016

Via E-mail
James G. Mackey
Chief Financial Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, Virginia 22102

Re: Federal Home Loan Mortgage Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 18, 2016
File No. 001-34139

Dear Mr. Mackey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Effect of Loan Reclassifications, page 16

1. We note your disclosure of the effect of the reclassification of seriously delinquent single-family mortgage loans from held-for-investment to held-for-sale during the years ended December 31, 2015 and 2014. Specifically, we note that the one of the main effects of the reclassification is the increase in the benefit for credit losses in the amount of $2.3 billion for year ended December 31, 2015, which results in the benefit for credit losses increasing from $351 million to $2.7 billion during 2015. Furthermore, we note per page 9 of your September 30, 2016 Form 10-Q that you recorded an additional $632 million increase in the benefit for credit losses for additional loan transfers to held-for-sale, which resulted in the benefit for credit losses increasing from $497 million to $1.1 billion during the nine months ended September 30, 2016. In each of these cases, the

offsetting effects are recorded as other income/(loss) – lower-of-cost-or-fair-value adjustment and other (expense)/income – property taxes and insurance associated with these loans. Please respond to the following:

- Tell us why under your policy you reverse out the existing provision for credit losses for these seriously delinquent loans upon their transfer to held-for-sale. As part of your response, please tell us whether you considered transferring the amount out of the allowance for loan losses account and into a different valuation allowance and making no adjustments to the income statement line items where these credit losses were originally recorded and adding a separate reconciling item to your allowance for loan loss rollforward.

- Tell us why you record the incremental adjustment to record the loans at the lower-of-cost or fair value as part of other income/(loss) rather than additional provision for loan losses. As part of your response, please tell us whether you have any knowledge of the amount of the additional write-down to fair value that is driven by credit-related matters, as opposed to interest rates or other non-credit factors.

- We note per Exhibit 99.1 of your Form 8-K filed on November 1, 2016 that you present an Adjusted (Provision)/Benefit for Credit non-GAAP metric where you add back the impact from the reclassification of seriously delinquent single-family mortgage loans. Please tell us whether management uses this information for purposes of analyzing its credit results.

- In light of the significance of these reclassifications on your loss rates and related charge-off statistics, please tell us whether you make internal adjustments to your loss rates to account for the fact that you are selling significant numbers of seriously-delinquent loans, but the losses (charge-offs) are not being reflected as a charge-off or credit loss.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Cara Lubit at 202-551-5909 or me at 202-551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services